EXHIBIT (a)(1)(F)
To:
From: Leap Stock Option Administration
Date:
Subject: Option Exchange Program Reminder
Our records show you have not made an election to participate in the Option Exchange program. This email is to remind you that 4:00 p.m. PT on Wednesday, September 14, 2011 is the deadline to participate in the Option Exchange program. If you wish to exchange your eligible options for replacement options, as described in the offering materials filed with the Securities and Exchange Commission on Schedule TO on August 10, 2011, you must log into the Option Exchange website (www.leapstockoptionexchange.com) and follow the instructions on the site to make a timely election online.
There are no exceptions to this deadline, so we encourage you not to wait until the last day to make your election if you wish to participate. Participation in the program is voluntary; however, if you do not submit your election to participate in the program by the deadline, your eligible options will not be canceled and will remain outstanding and retain their existing terms, exercise prices and vesting schedules.
If you have any questions, please send an email to optionexchange@cricketcommunications.com or call the Stock Administration Department at (858) 882-9035. We urge you to read the Offer to Exchange and other offer documents governing the Option Exchange, which are available on the Option Exchange website.